UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 14, 2025, Pak Lun Patrick Au (“Mr. Au”) resigned as our director of the Board of Directors (the “Board”) and Vice President of Finance of QMMM Holdings Ltd. (the “Company”), effective February 14, 2025.

On February 14, 2025, Wing Hung (Kevin) Lam (“Mr. Lam”) resigned as our independent director of the Board, the chairman of the compensation committee and as a member of the audit and nominating and governance committees of the Company, effective February 14, 2025. On February 14, 2025, Yee Man (Irving) Cheung, and independent director of the Company, was appointed as member of the Audit Committee and Chairman of the Compensation Committee to fill the vacancy left by Mr. Lam’s resignation. On February 14, 2025, Anthony Chan, an independent director of the Company, was appointed as a member of the Corporate Governance and Nominating Committee to fill the vacancy left by Mr. Lam’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: February 19, 2025	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer